Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 8, 2012

Relating to the Preliminary Prospectus dated March 1, 2012

File No. 333-179839

DE INTERNATIONAL HOLDINGS B.V.*

This free writing prospectus is being filed to advise you of a media publication (the “Article”), attached as Appendix A, that appeared in The Deal Pipeline on March 2, 2012. The Article references a proposed public offering (the “Offering”) of securities by DE International Holdings, B.V. (referred to in this filing as “we,” “us” or the “Company”), which is covered by the Registration Statement on Form F-1 (File No. 333-1179839) (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, on March 1, 2012.

The Article reported on certain statements regarding the Offering made by Michiel Quarles van Ufford. The Article was not prepared or reviewed by the Company or any other Offering participant prior to publication. The Deal Pipeline is not affiliated with the Company, and no payment was made nor was any consideration given to The Deal Pipeline by or on behalf of the Company or any other participant in the Offering in connection with the Article.

Statements in the Article that are not attributed directly to Michiel Quarles van Ufford or based on, or derived from, the Company’s public filings with the SEC represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.

You should consider statements in the Article only after carefully evaluating all of the information in the preliminary prospectus contained within the Registration Statement and the final prospectus to be subsequently filed with the SEC. In particular, you should carefully read the risk factors described in such preliminary prospectus and in such final prospectus. The Registration Statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.

Forward-Looking Statements

This free writing prospectus contains certain forward-looking statements. The forward-looking statements involve estimates, projections, goals, forecasts, assumptions, risk and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Any forward-looking statement is based on information current as of the date on which such statement was made and speaks only as of such date, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. You should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by writing to DE International Holdings at:

DE International Holdings, Attn: Investor Relations, Vleutensevaart 100, Utrecht, 3532 AD, The Netherlands or by sending an email to coffeeteaco@saralee.com.

*	The registrant will convert from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a public company with limited liability (naamloze vennootschap) prior to the completion of the separation.

Appendix A

The Deal Pipeline

Sara Lee to spin off coffee and tea unit

by Renee Cordes | Published March 2, 2012 at 8:29 AM ET

Sara Lee Corp. the maker of Douwe Egberts coffee and Pickwick tea, on Friday, March, 2, announced plans to spin off its coffee and tea business into a new Netherlands-incorporated entity.

The Downers Grove, Ill.-based company said it expects to complete the spin off by the end of June. It will begin by spinning off the shares of a U.S. subsidiary that holds the coffee and tea business. Immediately after that, the subsidiary will pay a $3.00-per-share special dividend to Sara Lee shareholders, or about $1.77 billion in total.

Sara Lee will then create a new Dutch parent company based in Amsterdam for the coffee and tea business and distribute its shares to Sara Lee shareholders. In line with standard legal structures, the U.S. coffee and tea company, while becoming a unit of the listed Dutch parent, will also be a holding company for the coffee and tea operations.

Sara Lee plans to release more information on the coffee and tea spinoff on March 14, including the name under which the newly incorporated Dutch entity will be traded.

It is not raising any new capital from the listing of the business, which posted €2.6 billion ($3.44 billion) in 2011 sales, of which 43% came from western Europe.

“With over 250 years of history, the Coffee & Tea business has solid market positions and deep roots in many European markets,” said Sara Lee chairman Jan Bennink said in a statement. “Domiciling Coffee & Tea in the Netherlands allows management to be close to its key Western European markets and effectively manage its global portfolio.”

Once that spinoff is finalized, the maker of Ball Park hot dogs and Jimmy Dean and Hillshire Farms sausages will spin off and rebrand its North American meat business under the name MeatCo. The meat company will be headed by Campbell Soup Co. executive Sean Connolly, the company announced in January. He currently serves as president of Campbell North America, that company’s largest division.

Michiel Quarles van Ufford, a Netherlands-based spokesman for Sara Lee, said the company has opted for a complete separation of its meat and coffee and tea businesses so that each can focus on expanding in new markets. “This way the two parts can focus on the business they are in and concentrate on innovations,” he said.

On Thursday, Dutch business daily Het Financieele Dagblad said the new listed tea and coffee company may take the name Douwe Egberts. Sara Lee’s other coffee brands include Jacqmotte, Senseo and Maison du Café. Sara Lee said in January it is purchasing the remaining 50% of Senseo from joint venture partner Royal Philips Electronics NV for about $223 million.

Douwe Egberts traces its roots to the 1758 opening of grocery shop in the Dutch town of Joure by Egbert Douwe. Two years later when his son Douwe Egbert took over the shop, it branched out into processing coffee, tea and tobacco.

In 1978 Douwe Egberts became a unit of Consolidated Foods Corp., which changed its name to Sara Lee Corp. in 1985. Sara Lee generates 43% of its sales outside North America.

For advice on the Dutch tea and coffee spinoff Sara Lee turned to partners Rodd M. Schreiber and Gregg A. Noel of Skadden, Arps, Slate, Meagher & Flom LLP.

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